UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025 (Report No. 2)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On October 23, 2025, the board of directors (the “Board”) of Maris-Tech Ltd. (the “Registrant”) appointed Mr. Hananya Malka as the Company’s Chief Technology Officer, effective as of October 26, 2025.

Mr. Malka will replace Mr. Magenya Roshanski, who resigned from his position as the Company’s Chief Technology Officer, effective as of October 26, 2025, in connection with this retirement from the Company. Mr. Magenya will continue to provide services to the Registrant until February 26, 2026.

Mr. Malka, age 43, has served as the Registrant’s Research and Development Manager since March 2011 and has extensive experience across video technologies. Mr. Malka holds a B.Sc. from Ariel University (Israel).

In connection with this appointment, the Registrant expects to enter into its standard form of indemnification agreement with Mr. Malka on the same terms as the indemnification agreements previously entered into between the Registrant and each of its directors and executive officers. There are no related party transactions involving Mr. Malka required to be disclosed under Item 7.B of Form 20-F.

On October 27, 2025, the Registrant issued a press release (the “Press Release”) titled “Maris-Tech Appoints Hananya Malka as Chief Technology Officer,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (this “Report”).

The first two paragraphs and the section titled “Forward-Looking Statements Disclaimer” in the Press Release are incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated October 27, 2025, titled “Maris-Tech Appoints Hananya Malka as Chief Technology Officer.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: October 27, 2025	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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